710, 530-8th Avenue S.W., Calgary, AB T2P 3S8
Tel.: (403) 267-6569 Fax: (403) 267-6598

April 18, 2005

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
L'Autorite des marches financiers
TSX Venture Exchange/TSX
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of the Northwest territories
British Columbia Securities Commission Office of the Administrator, New Brunswick Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Nunavut Legal Registry

Dear Sirs:

Subject: Provident Energy Trust

We confirm that the following material was sent by prepaid mail on April 14, 2005 to the Registered Holders of Trust Units and Exchangeable Shares as well as to those intermediaries holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 54-101 regarding shareholder communications

1.	2004 Annual Report
2.	Notice of Meeting/Proxy Circular
3.	Form of Proxy/Voting Direction
4.	Postage-Paid Proxy Return Envelope

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Corporate Trust Officer

cc:	Provident Energy Trust
Lynn Rannelli